
May 24, 2022

Jonathan Ricker
President and Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste J9B#290
Shrewsbury, MA 01545

> **Re: Mass Megawatts Wind Power, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed April 6, 2022**
> **File No. 000-32465**

Dear Mr. Ricker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: William Eilers